Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc.

A Message from Clint: Our Partnership with Umpqua Bank

I want to share some exciting news about an important milestone for our company. Early this morning, we announced that our Board of Directors approved a definitive agreement to combine Columbia Bank and Umpqua Bank. The agreement is an evenly balanced partnership that will create the second largest bank by market share on the West Coast. I wanted to share this news with you directly before it reaches our clients and communities. This is a historic step for our company. It accelerates accomplishing our vision to be the premier bank in the Northwest and creates tremendous opportunity for our people, our clients and our communities.

Columbia and Umpqua are both strong and successful organizations in their own right. Each is highly regarded in our communities and across the industry. Bringing our organizations together in a true partnership will help us deliver on our long-term strategic vision while enhancing our ability to serve all our stakeholders. This is a strategic combination that will create expanded opportunities for our team members and enable us to serve clients through a more comprehensive suite of solutions. It will also create tremendous value for shareholders and further strengthen our ongoing investment in our communities. I am truly excited about what our banks will be able to accomplish as a combined organization.

Many of you already know Umpqua to be another well-respected Northwest Bank. For those of you who are not familiar, Umpqua is a regional community bank headquartered in Portland with approximately $30 billion in assets. They operate more than 200 branches across Washington, Oregon, Idaho, California and Nevada. Subject to regulatory and shareholder approvals, we expect the close of our partnership to occur by mid 2022 and a systems conversion to occur by the end of the first quarter of 2023. On a pro-forma basis, our combined company will be over $50 billion in assets. This kind of scale will unlock a tremendous number of opportunities for the combined organization and will play an important role as we navigate continued consolidation within our industry and the resulting changes in competition.

The banking landscape in the Northwest and the Western United States is evolving. Our markets are highly desirable and continue to draw interest from banks headquartered in other areas of the country. The First Interstate Bank and Great Western Bank combination that was recently announced marks a new wave of consolidation that will change the size and capabilities of banks in our markets. These combinations may substantially alter our slate of competitors by producing more capable regional institutions. Our partnership brings two of the strongest Northwest banks together. Our combined deposit market share will position us as the second largest regional bank on the West Coast. When you combine that with the talent and expertise from both banks, you get a regional banking franchise of a type that hasn’t been seen in our markets since the 90s. In short, as a combined organization we remain relevant and in control of our own destiny.

I know this news will come as a surprise to you. Both banks have been focused on growing through acquisition. But our banks have also shared a deep mutual respect and appreciation for one another. We can attribute this to the caliber of talent our companies attract. Both banks have worked diligently to build employee-centric cultures where team members are empowered to serve their clients and communities. Our values and the stakeholders we talk about in our culture and FocusFour meetings are in alignment with Umpqua’s. We simply use different language to refer to them.

With this combination, we will become one of the 30 largest banks in the country. The new scale of our company will generate incredible opportunities for our people. It will mean more career development options and additional pathways to leadership. Our people will have the ability to advance to new heights in their career while continuing to work within our company. I get excited when I think about the opportunities but I’m equally excited about the challenges. This is a tremendous undertaking and we are going to need to tackle it together. It will take the combined talent of teams from both banks working together to unlock the full potential of our combined organization. As we work to put our companies together, I want you to know that our guiding principle will be a combination, not a competition. You can already see that principle play out in the approach we took with our board and our executive team. I know it will continue to serve us well as, following closing, we blend the remarkable talent that exists in both organizations.

The benefit our partnership will create for clients is tremendous as well and I want to assure you that we plan to double down on what makes us successful today. Our banks are both motivated by the client value we create through a relationship-based style of banking. This will remain our focus as a combined organization. What the combination brings to the table is a whole set of expanded capabilities that will allow our bankers to solve for a greater variety of client needs. It also brings greater lending capacity that will ensure clients are able to continue growing comfortably with us. These are important benefits and great new additions to our value proposition but I want to be clear about one thing: the relationships you build with clients through trust and expertise will continue to define our success no matter how much we grow.

When you read the press release and the other communications today, you’re going to notice some different words to describe this. You’ll see “partnership” and “combination” and “blending”. What you won’t see is the term merger and there is a very good reason for that. The term merger is often used instead of acquisition in announcements. It’s a common practice in our industry that showcases the more collaborative spirit of some acquisitions. We wanted to avoid any confusion right out of the gate. This is not an acquisition. Neither company bought the other. This announcement is a true merger in every sense of the word. The balanced approach to decision-making when we considered leadership and the blending of our companies makes it very clear.

Both companies have tremendous depth of leadership at the board and executive levels. Our combined organization will be comprised of existing members and leaders from both banks. Six independent members of the Umpqua Board and six independent members of the Columbia Board will join the holding company Board of Directors. We will continue operating as Columbia Banking System, Inc. and trading under the COLB ticker symbol. I will continue serving as a director and CEO and Cort O’Haver, Umpqua’s CEO, will assume the role of Executive Chair. Cort and I will have equal access to our current Board Chair, Craig Eerkes, who will become the Lead Independent Director.

The Executive Team will be evenly comprised of leaders from Columbia and Umpqua.

From the Columbia team:

•	Chris Merrywell, President of Consumer Banking

•	Kumi Baruffi, General Counsel

•	Lisa Dow, Chief Risk Officer

•	Eric Eid, Chief Integration Officer

•	David Moore Devine, Chief Marketing Officer

From the Umpqua team:

•	Tory Nixon, President of Commercial Banking

•	Drew Anderson, Chief Administrative Officer

•	Sheri Burns, Chief Human Resources Officer

•	Ron Farnsworth, Chief Financial Officer

•	Frank Namdar, Chief Credit Officer

Our corporate headquarters will remain in Tacoma at 13th and A. In conjunction with this combination, we will establish an administrative office in Lake Oswego, Oregon. Our executive teams have been working together for a while now and are very excited about the potential of our combined organization and the opportunities for our people and our clients.

I want to take a moment to thank Andy McDonald and Dave Lawson for the tremendous contributions they have made to the success of our company over their many years of service. They have both helped us navigate some of the greatest challenges our people and clients have faced in a lifetime. Their leadership and collaboration have been critical to our success and their contributions have helped to prepare us for this opportunity. I truly can’t thank them enough. Both Andy and Dave will continue to support the bank through the transition.

Assuming the transaction closes, Aaron Deer is expected to assume the role of Chief Strategy and Innovation Officer and to support Eric Eid in the new Office of Integration, which will be responsible for all aspects of integrating our companies.

Both bank brands are highly respected which made the decision regarding our combined name a difficult one. A variety of factors, including brand recognition across the broader footprint and differentiation were considered as part of the process. After very careful consideration, we made the decision to take a blended approach. We will operate with the Umpqua Bank name and will retain Columbia Wealth Management and Columbia Trust Company to represent our full suite of wealth management functions. A project to refresh, modernize and bring our brands into alignment is already under way.

I realize this news is unexpected and I know you have questions about what this means for you, your team, and your reporting structure. We truly value the contribution each of you have made to build our company into one of the premier financial institutions in the country. As I said earlier in my message, we are approaching the integration as a combination, not a competition. The process we undertake will honor the contributions team members have made to our organizations as we consider how to build for the future. While there is overlap between the two of us, operating a bank of this size will require blending talent from both companies to unlock our full potential. We are working to make employment decisions as quickly as possible. I recognize this information is important to you and your family and it is our intention to communicate these decisions as they are reached.

News of our partnership will begin reaching our clients and communities quickly. It is important that you are prepared to support them. A second Bridge has been opened on The Lobby. It contains all of the information and resources available today. What information you share and how you deliver it will contribute to first impressions so please review the client communication talking points and commit them to memory.

Our future together is very bright and I am excited about the opportunities ahead. I know I can count on each of you to lean into the challenges and pursue the opportunities that will help us reach our full potential. I’m looking forward to supporting you along the way and building for the future together.

Clint

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Umpqua and Columbia and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Umpqua and Columbia will be submitted to Umpqua’s and Columbia’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual

Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.